# FAIR WIND SECRETARIAL SERVICES LIMITED
# 富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kail[redacted]tanley Street, Central, Hong Kong.
[redacted]十六號騏利大廈九樓
[redacted]336 • E-mail: fw@fairwind.com.hk


03037252

Our Ref.: S/7911/94 LTO/kk

24 OCT 2003

03 NOV 12 AM 7:21

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 24th October, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 11/12

# 華潤創業有限公司
# China Resources Enterprise, Limited

*(Incorporated in Hong Kong with limited liability)*

## Announcement of unaudited financial results by a subsidiary — China Resources Jinhua Co., Ltd.

On 24th October, 2003, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of China Resources Enterprise, Limited (the "Company"), has announced the unaudited financial results of CR Jinhua for the third quarter and for the nine months ended 30th September, 2003 which will be published in the newspapers in the PRC on 24th October, 2003. The financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

**This is not the announcement of the unaudited financial results of the Company for the third quarter and for the nine months ended 30th September, 2003.** This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 24th October, 2003, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of the Company, has announced the unaudited financial results of CR Jinhua for the third quarter and for the nine months ended 30th September, 2003 which will be published in the newspapers in the PRC on 24th October, 2003.

**China Resources Jinhua Co., Ltd.**

Summary of the unaudited consolidated profit and loss account for the three months ended 30th September, 2003 and for the nine months ended 30th September, 2003

| | **From 1st July, 2003 to 30th September, 2003** | | **From 1st July, 2002 to 30th September, 2002** | | **From 1st January, 2003 to 30th September, 2003** | | **From 1st January, 2002 to 30th September, 2002** | |
|---|---|---|---|---|---|---|---|---|
| | *RMB'000* | *HK$'000 (equivalent)* | *RMB'000* | *HK$'000 (equivalent)* | *RMB'000* | *HK$'000 (equivalent)* | *RMB'000* | *HK$'000 (equivalent)* |
| Turnover | 124,164 | 117,025 | 134,008 | 126,303 | 329,772 | 310,812 | 334,294 | 315,074 |
| Profit before income tax | 4,009 | 3,779 | 5,727 | 5,398 | 21,972 | 20,709 | 17,940 | 16,909 |
| Income tax | (722) | (681) | (1,217) | (1,147) | (5,533) | (5,215) | (3,451) | (3,253) |
| Profit after income tax | 3,287 | 3,098 | 4,510 | 4,251 | 16,439 | 15,494 | 14,489 | 13,656 |
| Minority interests | (950) | (895) | (1,464) | (1,380) | (3,758) | (3,542) | (4,024) | (3,793) |
| Profit attributable to shareholders | 2,337 | 2,203 | 3,046 | 2,871 | 12,681 | 11,952 | 10,465 | 9,863 |

*Notes:*

The above financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of HK$1.00 = RMB1.061

**General**

Shareholders should note that the above financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51.0%. Following a shareholders meeting of CR Jinhua on 8th July, 2003 to approve, amongst other things, the acquisition of an approximate 51.0% interest in CR Jinhua by China Resources Light Industries and Textiles (Holdings) Company Limited, a wholly owned subsidiary of the Company, the acquisition was completed on 14th July, 2003. The results of CR Jinhua for the three months ended 30th September, 2003 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By order of the Board
**China Resources Enterprise, Limited**
**Lee Yip Wah, Peter**
*Company Secretary*

Hong Kong, 24th October, 2003

South China Morning Post
24/10/2003